Filed by Pfizer Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pfizer Inc.

Commission File No.: 001-03619

Excerpts of Transcript of Pfizer Inc. Town Hall Webcast posted November 24, 2015

Ian Read:	Welcome, good afternoon, good evening, everyone.

***

So we’re holding the broadcast today to talk about the announcement we made this morning regarding our agreement with Allergan and I’m going to begin with a few comments about why we pursued the deal, although I think the video explained it quite well. And then Frank will talk a little bit about the deal itself.

So, I will start by saying I really am excited about combining their franchises, and as we saw, they’re — the way they’ve — they’ve constructed their franchises, which is very much along the lines of what Geno is now talking about doing in GIP, which is to build depth in — in the franchise. To build expertise, to add indications, add products, they’ve done that with ophthalmology and with G.I., and they’ve done it with Botox both in medical and they’re doing it in CNS.

So they have a very focused approach, and those — all of those franchises are going to be important for us. I think this deal is really good for the shareholders, it’s good for patients, it’s good for colleagues, and as I said this morning, it’s good for America, and that’s something that we need to get out to Washington and all our representatives. This is good for the United States.

So you know, by — for shareholders we’re combining bringing together two great companies who are competitively global pharmaceutical leaders. We’ll be the fourth, I think the fourth largest company in the world. That’s something, isn’t it? Fourth largest company in the world.

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And so, you know, it will strengthen our top line growth potential, it will increase our financial flexibility, which is sort of a way of saying we’re able to get at all of our funds and deploy those funds the way we need to — to deploy them in research, in manufacturing, in business development. And returning money to shareholders.

And — and, you know, I see this as also the culmination of a strategic path that we took — we took four to five years ago, where we’re trying to create a strong established products business unit. This adds some $5 billion I think to the established products business unit as really good franchises in women’s health and Anti-Infectives and — and — and other franchises.

And then it really strengthens our innovative business. Because, we’re on a growth curve of products we’ve launched like Ibrance, like adult vaccine, like Xeljanz, like Eliquis. But, we have huge pipeline strength coming in the end of this decade. They’ve got a pipeline that’s been launched, it’s growing, it’s going to give growth to the innovative business and carry us forward with good growth until when our pipeline comes through, and frankly, some of their pipeline, also. Which is strong. Potentially strong comes through.

So, you know, I see this as a great — a great fit. It’s — it’s a fit in cardiovascular metabolic, it fits in rare diseases, it fits with Inflammation and Immunology. You know, it provides us a — a leadership position in aesthetics and medical dermatology, and it — and — you know, one of the top two companies in eye care.

I would like to point out, but I don’t think Botox is going to be on the — you get it free on Pfizer. I point that out to you before you all line up for that, unfortunately.

For medical reasons I think we can do it, for aesthetics, unfortunately, I don’t think we can do that.

***

Ian Read:	You know, and in Neuroscience, we gain access in schizophrenia and bipolar disorder. So, you know, complementary pipelines. Provides us immediate revenue growth opportunity, and — and, you know, it’s just — it’s just something that we’ve been striving forward to complete so I can feel that we’re set for a — you know, like for a generation.

And that Pfizer’s a successful company with ability to use its cash flows, its people, its science, its research. And, you know, if you look at it in — in — in neuroscience they have a — a novel development program for treatment for dealing with major depression with rapid onset of action. You know, like with all research projects they may not — they may not make it. But that’s the bet we take in everything that we do.

In ophthalmology, they have capabilities to develop solutions for the back of the eye and ophthalmology is very close to neuroscience. Gastrointestinal diseases — they have a number of novel drugs.

Irritable bowel disease and – I can hardly pronounce this — diabetic gastroparesis. Is that right, Mikael?

Mikael:	Perfect.

Ian Read:	Yeah, OK, perfect. Thank you.

And — and, you know, and — and so — and their ability with Botox. The way to bring that to the market, both in the — in the aesthetics as well as the medical uses. In fact, they sell more Botox in the medical uses than they do in aesthetics. And it will complement their ability to manage that — those biologics will complement our ability to — to — manage biologics.

It helps us position ourselves, as world leaders for the established products business. You know, adds additional revenue.

There’s a number of mature brands for the established products that will be important. It’s got central nervous system products, it’s got Anti-Infectives, women’s health and Alzheimer’s, and it will go throughout the distribution capability. And — and, you know, for patients around the world, this will be incredible because Allergan is basically a U.S. based company.

I think, in total, the 70 countries they don’t have a presence in and 30 where they have partners. And we can now use Pfizer’s distribution channel, field force, and capabilities to leverage those products around the world.

So, it’s good news for patients. We’ll be bringing our capabilities, our financial flexibility to ensure that patients are getting these products around the world.

Colleagues, you may be wondering, you know, what does this mean for you?

We go through this in —in — in every transaction we do. So first of all, we’re maintaining our operation headquarters here in New York City. We expect to combine the company – ummm…the combined company to maintain its Allergan Irish legal domicile.

Allergan has a large presence in Ireland as we do — as do we. Combined we’ll over 5,000 people in Ireland. That is… the vast majority of that is manufacturing.

All of Allergan’s, I believe the vast majority of their administrative functions, et cetera, et cetera are in the United States and they’re not in Ireland, so that’s — so — so you know while every deal has — has synergies, I think there’s little overlap between Allergan’s business and ours. And — and — because of the complementary nature of the businesses, I think we’re going to create a company that’s stronger, and that means there will be more opportunities, more career paths. And I think it’s better for colleagues once we — as we establish a company that is not constrained by not being able to get access to its cash overseas.

You know, Brent Saunders. He’ll be joining us as President and COO once the deal closes. He’ll be responsible for overseeing the functions that typically fall to a COO — the combined company’s commercial business, manufacturing and strategy.

He’ll be working with an exceptional team of strong and experienced leaders. Geno, John, Albert, Tony and Laurie. All of those individuals who are great leaders at Pfizer will stay on the ELT, they will stay in the — the top executive governance of Pfizer. So I think that’s — that’s positive for both companies coming together in that way.

We’re going to work together as a team, and I will welcome Brent on the team, and look forward to, you know, to his ideas, which will some — in some ways may be different from ours. But have been proven to be effective. So, you know, diversity’s important in thought. He’s been a — a proven leader. He’s — under Allergan they had this “Bold” culture, like acts fast, seizes accountability, takes risks and drives results.

Sort of sounds familiar. I personally prefer OWNIT! so we’ll probably transition all that to OWNIT!, but it sounds familiar.

And — and will continue, you know, to be the foundation of what we do and the culture that we have.

You know, as I talk often, culture’s important. So getting this integration right is going to be important. We’re going to be bringing in colleagues from Allergan… about 15,000 colleagues from Allergan in total, I believe.

If we don’t integrate together and come together under a common culture, it will not work. We will do that just the way that we did it with Wyeth and we’re doing it with Hospira. After we’ve done this transaction, within a year, I would hope that no one can recognize which legacy companies they’ve come from, and — and we’re going to be a stronger company because of this — this diversity, and because of the franchises we’re getting, and because of the competitive advantages it give us.

So what are the next steps? We need to secure regulatory and shareholder approval before we can close. We expect that to be in sort of second half of 2016. This is where we go into this period of agony, where — you know, we’ve announced the deal, we’re all high, we’ve got adrenaline running through us.

You know, you get applauses, and then you have to wait.

You have to wait for regulatory approval, you have to wait for antitrust approval, you’ve got to wait for governments around the world. But while we’re doing that, you know, Frank will be taking a leadership role with other leaders inside Pfizer, but normally Frank takes a leadership role in — in — in working out the transition. Working out and mapping how we’ll come together, and he’ll have a counterpart on the Allergan side.

And, you know, for Frank, while he’s done so much work to get us here, for him, the work is only just beginning.

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Regarding optionality, you know, given the acute focus on getting this right, we’ve told the Street that we’ll make a decision in 2018. Actually, if you were listening to the call, Tim Anderson was a little upset about that. He — you know, he told me in ‘11, “you’re going to do this,” and now it’s — you know, out until ‘18. “Does it really take you that long?”

And I said, “well, you know, you’ve just got to work with Frank.” This is — you know, it’s — you’ve got to get — it’s very hard to get all the accounting right, all the legal issues right.

And we have not made a decision. I want to leave that firmly in place. We have not made a decision to split these companies. And we’ll see, as the time arrives, whether that’s the best thing to do or not.

So we’ve got a lot of opportunity ahead. We’re going to close out this year. We’re going to have to give our own guidance at the beginning of 2016. Once again, every year is hard. You hear the leaders here, it’s like impossible. You know, you told me that 2015 was going to be impossible to meet the targets, and here we are at about — what, a hundred and what?

Yeah, right, you know. Very, very positive targets. So I have every confidence in the leaders we have on ELT. They’re going to finish ’15 and carry ‘16 forward, get this done, and — you know, and — we’ve seen this through many integrations. We’re going to do this well. We’re going to do this without anxiety, and we’re going to come out in the end a lot stronger company than we went into it.

So with that, I want to thank you for your applause when I came in, for the welcome. But applause is due to hundreds of people who worked on this deal, and in reality, it’s due to all of you, because they’re taking our stock. They’re voting, their shareholders, their executives are voting a vote of confidence for Pfizer, because they’re taking 44% of our stock. So that’s an incredible endorsement of our strategy going forward.

So now we’re going to turn it over to Frank to say a few words, and he can explain share price movements, and — you know, all the four-letter words I don’t understand.

Frank D’Amelio:	OK. Thank you.

So — so in February we announced the Hospira deal, and we closed that in September. It was $17 billion. Only Pfizer would say a $17 billion deal is a mid-size deal. I think no one can dispute that this is a really large deal. Everybody agree?

All right. How much did the deal cost us? Let’s see if people have been paying attention.

Frank D’Amelio:	$160 billion. By the way, to Ian’s point, it depends how you count. Very good.

So in terms of equity value, it was $152 billion. By the way, if you want to know how to calculate that number, take our closing price on Friday, which was $32.18, multiply it by the exchange ratio, which is 11.3, and then multiply that by their common shares outstanding, which is 418 million.

If you do that math, you’ll get $152 billion. Then, how do you get from $152 billion of market value to $160 billion of enterprise value? And the answer is, when you take into account their current debt on the balance sheet and factor in the cash they’re going to get in equity from the Teva deal, the sale of their generics business, impact that for cash taxes we estimate they’re going to pay — they’ll have net debt of $8 billion.

That $152 billion in common equity and market value, plus that $8 billion of net debt, will get you to $160 billion.

The reason I wanted to just build the bridge is there are very, very, very few companies in the entire world that can do a deal like this. And the reason we can do a deal like this is because the competitive strength of our balance sheet.

It is a competitive weapon. It’s a competitive weapon when we bought Wyeth, when there were no capital markets, and a competitive weapon today, to Ian’s point, because of everybody everywhere every day, hitting their budgets, meeting their numbers, gives us the equity — the currency — that allows us to do deals like this.

So let me quickly run through just a couple of charts, and I’ll give a little color commentary on the stock price. So, $160 billion. Right, I just went through how we got there — 11.3. That $363.63 — that’s a number that’s really a float number. It’s based on the spot closing price as of Friday. Our $32.18. If you take the $32.18, multiply it by the exchange ratio of 11.3, you’ll get that $363.63. Every day, that number’s going to bounce around.

So part of what’s happening today — Allergan’s price is trading down. You could say, “well, geez, Frank. Why is their stock trading down?” One reason is one of the things Wall Street’s doing is they’re taking that —they’re looking at that $363.63, and saying, “well, geez, that’s only a 16% premium.” You take $363.63, put it over their closing price on Friday of $312.46, and you’ll get about a 16% premium.

The issue is our stock price is depressed because of arbitraging and their stock price has gone up a little bit because of — I’ll call it — you know, anticipation of the deal. So you really can’t look at that number.

If you really go back and look at what was the — the premium on the undisturbed stock price, it’s in the 30s — low 30s. We showed our board something in the low 30s, and depending on how you calculate it, you can get from the low 30s to as high as 40%.

But understand, every day, that number is going to float. There’s no collar. So that means, no matter what it does, up or down, we’re in this together — ourselves and Allergan. OK?

We’ll be combined under the existing Allergan entity, and the continuing company will be called Pfizer plc. We will own, as Ian said — Pfizer will own 56% of the combined company. Allergan will own 44% of the combined company. In the Q&A, if you all want to get into tax structuring and — you know, all of this, we can get into that. I won’t bore you all with the details now, but if you have an interest in that, we can talk about it.

By the way, and the way that the deal will get done is we are going to leverage Allergan’s — what’s called their Irish legal entity. Their topco, their parent. That — in order to get the deal done, in order to complete the ownership structure of the combined company, it requires three steps.

That parent company needs to issue additional capital. Additional shares. Then it needs to effect an 11.3-to-1 split with existing Allergan shareholders. They’ll wind up with 4.7 billion shares as a result of that. And then Pfizer shareholders will get a 1-for-1 share exchange, so another 5.9 billion shares. All in, 10.6 billion outstanding shares, a fairly large float, by the way. That was little bit of humor — obviously, very little with this group today.

Let’s go on. And by the way, we’ll continue to remain listed on the New York Stock Exchange and we’ll continue to be traded under the PFE ticker.

Financial highlights. Ian mentioned it enhances top and bottom line growth profile for both our innovative and our established products businesses, more than $2 billion in synergies. We got a lot of Q&A on this on the earnings call on the analyst call this morning in terms of the Q&A number. Full synergies are projected to be achieved after three full years following the close, 40 percent in the first full year, 65 percent in the second full year, 100 percent in the third full year.

In terms of accretion dilution, we said break-even in 2017, which is the first full year following an expected close in the second half of 2016, modestly accretive in 2018, more than 10 percent accretive in 2019 and then high teens percentage accretive in 2020. The payout ratio we got some questions on, we have an attractive payout ratio today. It’s approximately 50 percent of our adjusted earnings. We expect to continue to have an attractive payout ratio targeting in that same 50 percent, and then you can see here, you know, it really does — in my words, it unlocks the balance sheet in terms of really significantly increasing our access to global cash. I mean, you can see what that does to our tax rate, it lowers the tax rate. And then, I would say my favorite number is that $25 billion, you know, combined operating cash flow in 2018 of $25 billion. Very few companies that throw off that kind of operating cash.

And then just key takeaways. It’s a compelling combination. Best in class business, really nice, you know, growth profile. It really enhances the growth profile of the total company, of the innovative business, of the Established products business. It increases our financial flexibility and it preserves future optionality.

You know, if you think about it, the Hospira transaction really strengthened our Established Products business, this transaction really strengthens the Innovative business, oh and strengthens the Established Products business as well. So that’s just a quick fast forward, Ian.

Ian Read:	Thank you. I think with that, we’re going to go to Q&A. So let’s begin, see if there’s any questions in New York. And if you are participating remotely, you can submit your questions through the webcast. So let’s throw it open to New York first. Are there any questions?

Male:	Sure. Ian, can — I think Frank just touched on it a little bit, can you expand a little bit on how the deal will unlock, you know, the expatriated, you know, earnings overseas and how those funds, you know — you’ll have more flexibility over the use of those funds, bringing it in without the tax, negative impact into the U.S. and how that might be, you know, used through R&D investments, acquisitions, other ROI opportunities.

Ian Read:	Frank, do you want to do that?

Frank D’Amelio:	Actually he answered the question with… with his question.

So, you know, he actually answered the question. But think about it this way. Our guidance for the year on our adjusted non-GAP effective tax rate is approximately 25 percent, and then we basically got on the call this morning saying our going forward adjusted non-GAP effective tax rate will be approximately 17 to 18 percent. That’s almost a one-third reduction in the tax rate. What does that do? That significantly improves our access to our global cash.

So what will we do with that? That is an enabler of how we will deploy capital. You heard us talk about continuing with an attractive dividend payout ratio, enhancing our buybacks, more investment in the business, more opportunity to do future creating business development opportunities in the future. And all of that in my mind is underlined or underpinned by our getting to an optimal capital structure as quickly as possible.

But it really — you know, if need a headline, it unlocks the balance sheet, is the way I think about it.

Ian Read:	Thank you. Any other questions? Susan.

Susan:	Just thinking ahead, Ian, I remember during the AstraZeneca attempt, you and Frank and others had to go and testify in front of the House of Lords and there was a lot of attention to try and do the deal. Should we expect anything like that to get to close on this deal?

Ian Read:	Well, you know, I expect there will be a lot of commentary. There seems to be a huge focus by everybody on the tax aspects. We are — we believe that tax is only one part of it. These franchises, the strategic logic, the industrial logic is huge, so, you know, we’ll see. Sally what do you think?

Sally:	I do think —

Ian Read:	You need the mic.

Sally:	Sorry. Thank you. I do think there will be lots of public discussion, there might be hearings, we don’t yet know. We’re reaching out to government affairs people across the country. They’ve gone home for the Thanksgiving recess.

***

We’ll see over the next couple of days. So far it’s been OK, but to be determined.

***

Male:	There’s been a lot of talk about Brent Saunders and his role. Can you comment on the future after you retire and his role at Pfizer?

Ian Read:	Well, look. You know, after I retire, the board will make its decision on who they think is the best leader of the company. It’s a board decision. He’s coming in as part of the team, he’s coming over from a very senior position.

But, you know, the board makes the ultimate decision who’s the next — the next CEO of this company. And I, you know, don’t expect that to be any time anytime soon, I expect to be here running the company, working with the team I have. And, you know, I think it’s a sort of natural question, but one that will fade into the background as we — we’ll form a team together and get on with making this company a great company. But thank you for the question.

Male:	You said that this deal is good for America. Undoubtedly someone is going to ask you about that. So how are you going to articulate that to — in dealing about — in talking about the deal?

Ian Read:	Well, we’re paying all the taxes we owe in the United States and we’re paying all the taxes we owe anywhere in the world. And this deal allows us to sustain this $9 billion-plus global investment in research that the current tax laws would not allow us to sustain without us doing things that, you know, we don’t really want to do and aren’t that productive. And so I can honestly say that this deal paradoxically allows us to invest more in the United States than if we had not done this deal, and that is the tragedy of the tax code.

Frank D’Amelio:

If I could just punctuate a couple of other points, and Ian alluded to this. One is the U.S. tax rate that we pay on our U.S. income does not change as a result of the transaction, does not change as a result of the transaction. Two, Pfizer and Allergan combined employ 40,000 people in the U.S. We employ 30,000 people in the U.S.; Allergan employs 10,000 people in U.S.

And then, to Ian’s point, combined we spend about $9 billion in research and development, much of which is spent in the U.S. This transaction enables us to continue with a major presence in the U.S. and to continue to invest in innovative and new medicines in the U.S. It’s an enabler of investment in the U.S.

Go ahead, Sally.

Sally Susman:	Thank you, I just wanted to add an additional point, which is concurrent with this deal we launched a new website called premierbiopharmaleader.com. It’s a micro site that has lots of figures about the combined resources of the two companies — the continued taxes that we pay, et cetera. And, if I may, I just also want to circle back to Susan’s question. I wasn’t as quick as I wanted to be. To also say thank you to all the executives here in Pfizer who have been advocating on behalf of lots of policies, tax and otherwise, on behalf of the company. We’ve been very transparent in what we believe and what we advocate for and so I just wanted to — to add that footnote. Thank you.

Ian Read:	And — and you know, we’re a global company based in — operationally in the United States. And we’re going to stay a global company based operationally in the United States. We’re a global company operational base in the United States — we should be proud of it. 40,000 jobs, $9 billion spent in the United States…most of which is being spent in the United States. Thank you.

Ian Read:	Okay, do we have — are there any questions submitted on the line?

We’ve seen integrations between Pfizer and other companies occur with great success, but also, with great learnings on how to achieve that success. What [inaudible] have been made at this early stage to ensure learnings from past integrations are being leveraged to ensure not just an okay outcome, but an excellent outcome?

I’ll ask Frank to talk to that. He has led most of our integrations.

Frank D’Amelio:	Sure. So I think — there’s a couple of very key things.

One is to get the integration process running quickly. You know, what happens is you kind of have this high. You announce the deal, but quite frankly, once the deal is announced all the work just starts to — it just really just begins.

So one of the things you want to do is you want to get the integrating — the integration planning process launched quickly.

What does that mean? It means we have a steering committee, we have work streams, we have a captain for each work stream, we have the work streams populated, and then we have a mirror image of that in Allergan, and then the two steering committees of each company are meeting jointly every week.

So one of things you want to do, is you want to launch that ship — that whole kind of ship — very quickly.

Two, the — the interactions between the work streams and the joint steering committee are critical, cause you know, Ian and Brent talked today about the criticality of culture.

The best way to create culture is when we’re working together. So what will happen is, as we start working together, as we start knocking down pins in terms of getting things done, you know, to me that’s another way where the culture really starts to become an advantage to the integration process.

I think three and — and this is always a job for Ian and Brent, which is leadership appointments as quickly as possible. You saw us do that on

Wyeth, you saw us do that with Hospira, you know, cause it really shows that, you know, we’re doing best of the best and really wanted to get the — the — the organizational structure and leadership appointments done as quickly as possible.

And then the last thing I’d say is, the magic to integration is you want the play book done before you close. On everything that you can possibly do, anti-trust issues aside.

The last thing in the world you want to be doing post-close is drawing up a playbook. As soon as you close, you want to go into execution mode. If you’re not in execution mode, you haven’t done your integration planning properly.

So the play book needs to be done when the deal is closed, and then we go right into execution mode.

Ian Read:	Thank you, Chuck, did you want to add something to that?

Chuck Hill:	So yeah, what else have we learned, what could do differently?

When we met with Hospira the first time as leaders we didn’t go right in and talk about numbers, we talked about each other. We talked about talent.

I can say the same thing happened early on on Sunday. We didn’t set Allergan on one side of the table, Pfizer on this side — we sat next to our — each other.

When I sat down and talked with Brent, he told me he has two daughters, 13 and 15. I said I have two daughters, 29 and 30. He said am I going to survive between 15 and 30? I said I hope you do. But that’s the way you start things and that’s what I’d encourage you all — by the way, don’t reach out to your counterpart. Don’t do anything until we get a steering committee and start talking.

When you do reach out to your counterpart, talk about yourselves. Ask about key talent, then we get down to business.

Its that firm relationship that I’m convinced made Hospira go the way it did, I’m even further convinced that’s going to make it go with Pfizer and Allergan.

Ian Read:	Okay. Any — is there any other questions in the room?

Male:	I have a question for Frank about the — the tax implications that you were mentioning earlier. I — I may have misunderstood, but on the call today and in the announcement, there was something about how the transaction would trigger a tax event for Pfizer shareholders and there is some sort of cash — cash allocation that was put in place to mitigate this.

Since many of us in the room are, you know, shareholders can you talk a little about how that would — what that would look like?

Frank D’Amelio:	Yeah. So the — the — the transaction is not a taxable event for Allergan shareholders, it is a taxable event for Pfizer shareholders. But it’s — it’s a taxable event based on the basis of your stock and how long you have it, whether it’s a short-term gain or long-term gain. Now, what we’re doing is if it’s a gain were including on the back end of the transaction, as part of the exchange, a minimum of $6 billion and a maximum of $12 billion of cash.

The reason we’re including that cash is to help our shareholders mitigate the impact of any taxes they have to pay as a result of this being a taxable transaction. Now, it’s a taxable event if it’s a gain. I’ll go into a little more detail, I don’t want to bore you with the details — if it’s a loss, you don’t get to declare the loss. It’s kind of not, you know, it’s not symmetrical. However, that cost basis for the loss, you can carry forward in your exchange shares so you don’t lose it.

You follow?

Sally Beatty:	Hi, this is Sally Beatty. I had a question.

You talked about synergies, and I know, on the call today, some of the analysts were — thought that the synergy number was conservative. Could you talk a little bit more about exactly what those synergies look like beyond just the categories that you called out earlier, Frank? And also, give us some context around — for a deal this size, for two companies of this size, what would you expect the synergy number to be?

Frank D’Amelio:	Sure. You want me to answer this for you?

Ian Read:	Yeah, please.

Frank D’Amelio:	So, if you look — if you were to talk to the analyst community, which, right, obviously it’s one of the things I do all the time, their range of synergies for this transaction were $2 billion to $3 billion — $2 billion to $3 billion. We came in at $2 billion.

If you look at the combined cost base of the company — if you look at 2015, 2016, you know — Ian mentioned $42 billion — call it $40 billion, just to make the math easy. $2 billion on $40 billion is 5%. But the issue — but there’s issues here, right?

I mean, you know, one, these are both two companies that, quite frankly, are very well run. They’re efficiently run. These are two companies that have been generating lots of synergies over the — over the last few years. They’ve been acquisitive, and we’ve done some big deals and generated lots and lots of synergies.

Two, there’s very little overlap in the portfolios. Actually — you know, it’s very — the companies are very complementary. So, you take those two things in combination, and that’s why you get to a synergy number that’s at the lower end.

Now, what I said on the call today was — I went through all that, and then what I said is, “listen, if there’s more there, we’ll get it, and we’ll tell you about it.”

Ian Read:	And, you know, from my perspective — you know, I think it’s fabulous that we can do a deal of this size, and do it with modest synergies. It’s great for the colleagues, it’s great for the culture. Because if we were doing a deal of a similar size, with — with a different company, another American company, synergies would be…

Frank D’Amelio:	Four? Five?

Ian Read:	…$4 billion, $5 billion, $6 billion, and would be a lot more impactful. So the fact that we can do this with a company like Allergan where there is no overlap — very little overlap. You know, talks to the strength of the deal, the opportunities we have to grow the franchise. Talks to the fact we can get it done for the price that is supported through those modest synergies, because, you understand, the price you pay reflects the synergies you have to get.

And because we have other parts of the deal that work, and — frankly, naturally, the synergies have to be low, because there’s very little overlap. So I’m very happy to be able to sit here and say, you know — you know, paradoxically, while the analysts would like a lot more, from the point of view of our organization and our culture and our colleagues, you know, I’m very happy we can do it this way.

Next one is, “with the most recent memo from Ian, I understood the best time for optionality would be more towards 2018. How is that impacting regional or, quite advanced, country-level preparation for optionality? Are we continuing the project work, or are we expected to put them on hold for some time?”

I’m sure Frank has a very complete response to that question.

Frank D’Amelio:	I do, which is, we’re spending $160 billion. The most important thing we can do as a company is get this $160 billion done right. That means we integrate Allergan. We combine these two companies as efficiently, as effectively as possible, as quickly as possible.

So what have we done? We’re taking the resources that were working on optionality, and we’re repointing them — repointing them to the integration of this combination of companies. And that’s why you see the new date, instead of the end of 2016, you now see a decision by the end of 2018.

Quite frankly, it’s — you know, two years. For something this large? You know, does two years seem unreasonable for an integration this size? From my perspective, the answer is no.

And just, to Sally’s question before — you know, I talked about the analyst community. If you go out and poll the analyst community, and ask them — you know, what they would’ve thought this would have delayed, the optionality decision — the consensus would have been 18 to 24 months.

So we would have been towards the longer end, but in the zone of where the Street was to begin with.

Ian Read:	All right. I think — there any more questions here?

Frank D’Amelio:	Tendayi has a question.

Ian Read:	Tendayi?

Frank D’Amelio:	A global economist has a question.

Tendayi:	It’s an easy one. I read somewhere that the deal is contingent upon an Allergan deal with Teva. Could you elaborate on that?

Frank D’Amelio:	So there’s — think about that as the closing conditions to the transaction. There’s really three primary closing conditions. One is a shareholder approval — their shareholders need to approve the deal. Our shareholders need to approve the deal.

The second one are regulatory clearances in certain jurisdictions. Includes the United States, the European Commission, and some other countries. And then the third closing condition is that there — they sell their generics business to Teva, and the anticipated date for that to close is the first quarter of 2016.

So that’s one of three major closing conditions.

Ian Read:	Okay, last chance. Nothing burning, nothing you want you ask?

Nothing you’re going to ask in the corridors afterwards?

Here we go.

Male:	Frank, I just — this is for you. Many of the platforms teams are already deeply invested in the Hospira integration and because of Pfizer’s centralized structure, this would be two simultaneous integrations pretty close.

How do you think that’s going to affect the Pfizer organization?

***

The short answer is, it’ll be complex, but it’s not new, we’ve done this. You know, if you think about — we brought — I mean, we did a pause but we were doing little deals along the way. You know, if you look at the company we’ve constantly done multiple deals at the same time.

We’re really good at integrating, you know, we’ve obviously reviewed all of this with the BT team, with the finance team, with the treasury team, with the operating units, with manufacturing, R&D, everybody’s been involved. We’ve had work streams in all this.

So it’ll be complex, but we will get this done.

Ian Read:	It’s going to require a lot of hard work.

Frank D’Amelio:	It’s going to require…

Ian Read:	I appreciate that and — and you know, we’re going to — we’re going to, you know, do our best to recognize that the hard work and — and it’s what we need to do to get it done. And we’ll — I think the Pfizer culture will pull together and that people will get it done. But it’s not going to be easy, I agree with you.

And — the question, I had another question — will Pfizer be fine to lead the integration or will Allergan?

You know normally when you pay large premiums you get — you get an extra vote. So, I would like to — I would like to say that we will be working with Allergan in a collegial way. The same ways we did Hospira, the same ways we did Wyeth.

Frank D’Amelio:	Yeah, I mean, I always like to say, we have final say. That’s the way I think about it.

Ian Read:	That’s how Frank would put it. I would — I would — I would say that, look, it’s going to work out really well.

Another question came in. “56% to 44% breakdown in ownership of shareholders seems heavily weighted towards Allergan given the top line is closer to 75-25 towards Pfizer. Can you comment, please, so I can better understand this split in ownership?”

The split in ownership reflects the overall economics of what Allergan offers to Pfizer, which is not simply in the ratio of topline. But it’s in the strategic advantages it gives to us — both in their portfolio, which they only sell in the United States, and we can sell abroad. And in the ability that opens up in our balance sheet in our — in our cash.

***

I think we paid a good price — we paid the right price. And, you know, in a deal, if both people leave feeling it wasn’t quite what they wanted, it’s probably a good deal.

***

Alright. Quickly I want to thank you colleagues and close up.

I want to thank you all, alright.

Ian Read:	This is not going to be like buying a boat, where your best day is when you buy it and the second best day is when you sell it. This is going to be — the best day is when we announce the transaction, and the second best day is when we close the transaction. Looking forward to it.

Thank you very much.

END

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

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This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

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